                                                               EXHIBIT 99(a)(10)

            SUPPLEMENT TO THE OFFER TO PURCHASE DATED JULY 21, 1995

                       IMPORTANT NOTICE TO STOCKHOLDERS
                                      OF
                        ZENITH ELECTRONICS CORPORATION

                              LG ELECTRONICS INC.

               HEREBY SUPPLEMENTS ITS OFFER TO PURCHASE FOR CASH
                    UP TO 18,619,000 SHARES OF COMMON STOCK
                       (INCLUDING THE ASSOCIATED RIGHTS)
                                      OF
                        ZENITH ELECTRONICS CORPORATION
                                      AT
                             $10.00 NET PER SHARE


 THE OFFER HAS BEEN EXTENDED. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 7, 1995, UNLESS THE OFFER IS FURTHER EXTENDED.


  THE OFFER IS BEING MADE PURSUANT TO THE TERMS OF A STOCK PURCHASE AGREEMENT DATED AS OF JULY 17, 1995 (THE "STOCK PURCHASE AGREEMENT") BY AND BETWEEN ZENITH ELECTRONICS CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), AND LG ELECTRONICS INC., A CORPORATION ORGANIZED UNDER THE LAWS OF THE REPUBLIC OF KOREA (THE "PURCHASER"). UPON CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, INCLUDING THE OFFER, AND BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF JUNE 30, 1995 AND THE SALE OF THE ISSUE SHARES (AS DEFINED BELOW), THE PURCHASER WILL OWN 57.68% OF THE TOTAL NUMBER OF SHARES OF THE COMPANY'S OUTSTANDING COMMON STOCK. THE PURPOSE OF THE OFFER IS TO ACQUIRE A PORTION OF THIS INTEREST IN THE COMPANY AS PART OF THE ACQUISITION BY THE PURCHASER OF A CONTROLLING INTEREST IN THE COMPANY.

  THE OFFER IS CONDITIONED UPON THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER AND THE COMPANY TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE STOCK PURCHASE AGREEMENT, INCLUDING THE PURCHASE BY THE PURCHASER OF 16,500,000 SHARES TO BE ISSUED BY THE COMPANY FOR $10.00 PER SHARE (THE "ISSUE SHARES"), TO BE CONSUMMATED SIMULTANEOUSLY WITH THE PURCHASE OF 18,619,000 SHARES UNDER THE OFFER, RECEIPT BY THE PURCHASER AND THE COMPANY OF ALL NECESSARY GOVERNMENTAL AND REGULATORY APPROVALS, APPROVAL OF THE STOCKHOLDER PROPOSALS (AS DEFINED IN THE OFFER TO PURCHASE) BY THE STOCKHOLDERS OF THE COMPANY, THERE BEING AT LEAST 18,619,000 SHARES VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE OFFER TO PURCHASE) OF THE OFFER AND NOT WITHDRAWN AND A NUMBER OF OTHER CONDITIONS SET FORTH THEREIN.

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND HAS APPROVED THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER. THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

  THE PURCHASER IS UNABLE TO DETERMINE WITH CERTAINTY THE AMOUNT OF TIME NECESSARY TO OBTAIN THE APPROVAL OF THE STOCKHOLDER PROPOSALS AND ALL NECESSARY GOVERNMENTAL AND REGULATORY APPROVALS REQUIRED TO COMPLETE THE OFFER AND THE PURCHASE OF THE ISSUE SHARES AND TO SATISFY CERTAIN OTHER CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE. THE TIME NECESSARY TO OBTAIN SUCH APPROVALS AND TO SATISFY SUCH OTHER CONDITIONS MAY EXTEND BEYOND THE PRESENTLY SCHEDULED EXPIRATION DATE, AND, THEREFORE, THE PURCHASER WILL EXTEND THE OFFER FROM TIME TO TIME UNTIL SUCH APPROVALS HAVE BEEN RECEIVED AND SUCH OTHER CONDITIONS HAVE BEEN SATISFIED, UNLESS THE STOCK PURCHASE AGREEMENT HAS BEEN TERMINATED. SEE THE INTRODUCTION OF THIS SUPPLEMENT AND SECTIONS 6 AND 15 OF THE OFFER TO PURCHASE.
                                --------------
  Questions and requests for assistance, or for additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal or other tender offer materials, may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Holders of Shares may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
                                --------------
                     The Dealer Manager for the Offer is:
                             SALOMON BROTHERS INC
                                --------------
October 10, 1995

To All Holders of Common Stock (Including the Associated Rights) of Zenith Electronics Corporation:

                                  INTRODUCTION

  The following information supplements and amends the Offer to Purchase dated July 21, 1995 (the "Offer to Purchase") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), pursuant to which the Purchaser is offering to purchase up to 18,619,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended by this Supplement, and in the related Letter of Transmittal (which collectively constitute the "Offer"), at the purchase price of $10.00 per Share (the "Offer Price"), net to the tendering stockholder in cash, without interest thereon. The Offer is being made pursuant to the terms of the Stock Purchase Agreement dated as of July 17, 1995 by and between the Company and the Purchaser (the "Stock Purchase Agreement").

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND HAS APPROVED THE STOCK PURCHASE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER. THE BOARD RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

  The offer is conditioned upon the satisfaction or waiver of certain conditions to the obligations of the Purchaser and the Company to consummate the transactions contemplated by the Stock Purchase Agreement, including the purchase by the Purchaser of 16,500,000 Shares to be issued by the Company for $10.00 per Share (the "Issue Shares") to be consummated simultaneously with the purchase of 18,619,000 Shares under the Offer (the "Offer Shares"), receipt by the Purchaser and the Company of all necessary governmental and regulatory approvals, approval of the Stockholder Proposals (as defined in the Offer to Purchase) by the stockholders of the Company, there being at least 18,619,000 shares validly tendered in accordance with the terms of the Offer prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer and not withdrawn and a number of other conditions set forth herein. See Section 6 and 15 of the Offer to Purchase.

  THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY'S STOCKHOLDERS. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

  Pursuant to this Supplement, the Purchaser is extending the Offer, which previously would have expired at 12:00 midnight New York City time on Thursday, October 19, 1995, to 12:00 midnight, New York City time, on Tuesday, November 7, 1995, unless the Offer is further extended. As of the date of this Supplement, approximately 20,244,000 Shares have been tendered in response to the Offer and not withdrawn.

  The Company's stockholders meeting at which approval of the Stockholder Proposals will be sought is presently scheduled for 9:00 a.m. Chicago time on Tuesday, November 7, 1995. However, there can be no assurance that approval of the Stockholder Proposals or the other conditions to the Offer will be satisfied by 12:00 midnight on November 7, 1995, when the Offer is presently set to expire.

  BECAUSE (1) THE PURCHASER IS UNABLE TO DETERMINE WITH CERTAINTY THE AMOUNT OF TIME NECESSARY TO OBTAIN THE APPROVAL OF THE STOCKHOLDER PROPOSALS AND ALL NECESSARY GOVERNMENTAL AND REGULATORY APPROVALS REQUIRED TO COMPLETE THE OFFER AND THE PURCHASE OF THE ISSUE SHARES AND TO SATISFY CERTAIN OTHER CONDITIONS THERETO AND (2) THE TIME NECESSARY TO OBTAIN SUCH APPROVALS AND TO SATISFY SUCH OTHER CONDITIONS MAY EXTEND BEYOND THE PRESENTLY SCHEDULED EXPIRATION DATE, THE PURCHASER WILL EXTEND THE OFFER FROM TIME TO TIME UNTIL SUCH APPROVALS HAVE BEEN RECEIVED AND SUCH OTHER CONDITIONS HAVE BEEN SATISFIED, UNLESS THE STOCK PURCHASE AGREEMENT HAS BEEN TERMINATED.

  Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase up to 18,619,000 Shares (approximately 39.70% of the Shares outstanding as of June 30, 1995). If more than 18,619,000 Shares are validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of the Offer to Purchase, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept such Shares for payment on a pro rata basis, with adjustments to avoid purchases of fractional Shares, based upon the number of Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of the Offer to Purchase. Under the Stock Purchase Agreement, the Purchaser may not purchase less than 18,619,000 Shares under the Offer.

  All capitalized terms used but not otherwise defined herein have the meanings assigned to those terms in the Offer to Purchase.

  THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER

  The Company's primary business has been the consumer electronics business in the United States. This business in the United States has been marked by intense competition, with the Company's major competitors being significantly larger foreign owned companies, generally with greater worldwide television volume and overall resources. In efforts to increase market share or achieve higher production volumes, the Company's competitors have aggressively lowered their selling prices in the past several years. Despite the Company's significant cost reduction measures, the Company's achievement of record unit sales in 1994, recent growth in the Company's market share in the United States, significant sales growth in Latin America and its growing Network Systems products business, the Company has incurred losses in all but one of the years since 1985.

  As part of its strategy to return to profitability, the Company developed a plan in 1994 to expand and modernize its Melrose Park, Illinois color picture tube plant by adding a fifth color picture tube production line, capable of handling larger, wider-screen tubes, and by increasing automation on existing production lines. In seeking the $150 million funding necessary for this program, the Company initiated discussions in June 1994 with the Purchaser with respect to a possible joint venture involving the Melrose Park plant. At a meeting on November 15, 1994 among Jerry K. Pearlman, Chairman of the Company (and at the time its chief executive officer), certain other officers of the Company, and Mr. Cha Hong (John) Koo, President of the Purchaser, and certain other officers of the Purchaser, the Company suggested that, as an alternative, the Purchaser consider an equity investment in the Company. However, the Purchaser indicated that at that time it was interested only in the joint venture. The Company and the Purchaser executed a Mutual Non-Disclosure Agreement dated as of November 25, 1994. Numerous discussions concerning the possible joint venture were held between the

Purchaser and the Company over the next several months. In late March 1995, the Purchaser submitted a proposal to the Company for the joint venture offering to contribute $100 million in cash and $35 million in promissory notes in return for a 49.0% equity interest in the joint venture. The parties subsequently discussed a number of revised proposals, with the last proposal being submitted to the Company at the June 27, 1995 meeting of the Company's Board of Directors described below.

  The Company's selection of the Purchaser as a possible joint venture partner grew out of a long-standing business relationship with the Purchaser, as well as the Company's high regard for the Purchaser's manufacturing and automation expertise. This relationship began in the mid-1970's when the Purchaser produced radios for the Company. Since then, the Company has purchased electronic components from the Purchaser and in recent years the Company has produced color picture tubes and other components for the Purchaser, and the Purchaser has produced VCRs and TV-VCR combination products for the Company. In 1991, the Purchaser purchased 1,450,000 shares of newly issued shares of the Company's Common Stock. At that time, the Company and the Purchaser also entered into a number of additional technology agreements, providing for, among other things, expanded cooperative engineering efforts on products, including high definition television.

  In January 1995, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") began assisting the Company in exploring possible strategic alternatives, especially focusing on alternatives for raising equity capital to fund the Melrose Park expansion and modernization program.

  On February 23, 1995, the Company announced that, effective on April 24, 1995 (the date of its annual meeting of stockholders), Mr. Albin F. Moschner would become President and Chief Executive Officer and Mr. Pearlman would retire, remaining as Chairman until December 31, 1995.

  In March and early April, 1995, the Company began the process for a public equity offering, but this process ended in mid-April in light of the Company's first quarter results and its expectations for the year.

  During the week of April 2, 1995, the Chairman of the Executive Committee of the Board of the Company, Mr. T. Kimball Brooker, was contacted by representatives of a non-United States entity involved in the consumer electronics business (the "Other Consumer Products Entity") which had an interest in a possible change of control transaction involving the Company.

  On April 12, 1995, representatives of the Company, including Messrs. Pearlman, Moschner and Brooker, held an introductory meeting with the chief executive officer and other representatives of the Other Consumer Products Entity. At this meeting, the representatives of the Other Consumer Products Entity and the representatives of the Company discussed the need for the Other Consumer Products Entity to review certain information and documents relating to the Company before the Other Consumer Products Entity would be able to decide if it wanted to submit a proposal and the need for an agreement to govern the terms of such review. No proposal for a transaction between the Company and the Other Consumer Products Entity was made at the April 12, 1995 meeting.

  As of April 24, 1995, the Company retained Merrill Lynch in connection with either (i) a possible offering by the Company of equity or equity-linked securities, (ii) a possible investment by the Purchaser in one of the Company's operating facilities or businesses or in the Company or (iii) another alternative strategic transaction involving the sale of an interest in, or all of, the Company's stock or assets.

  On April 28, 1995, the Company entered into a confidentiality agreement with the Other Consumer Products Entity and subsequently provided such entity with confidential information concerning the Company. The confidentiality agreement provided for a two-week period ending May 15, 1995 during which the Company agreed that it would not sell, or enter into discussions with any third party regarding the sale of, stock of the Company. The confidentiality agreement permitted the Company to continue discussions with the Purchaser with respect to a possible equity investment by the Purchaser in the Company's picture tube operations. The confidentiality agreement also contained "standstill" provisions which precluded such entity for a period of 18 months from, among other things, acquiring shares of Common Stock of the Company without the Company's consent, provided that such provisions would terminate if the Company entered into negotiations with a third party for the issue and sale of 25% or more of the Company's stock.

  On May 8, 1995, the Company received a proposal from the Other Consumer Products Entity which provided for a two-step transaction. The first step was to consist of the purchase by a publicly traded subsidiary of the Other Consumer Products Entity (the "Consumer Products Subsidiary") of 9,300,000 newly issued shares of Common Stock in exchange for newly issued shares of common stock of the Consumer Products Subsidiary (the market value of the 9,300,000 shares of Common Stock and the shares of common stock of the Consumer Products Subsidiary each being approximately $70,000,000). The second step of the proposed transaction was to consist of (i) the purchase of 20,000,000 newly issued shares of Common Stock by the Consumer Products Subsidiary at the current market price for $150,000,000 in cash, (ii) the purchase of 13,300,000 newly issued shares of Common Stock (valued at the market price per share) by the Consumer Products Subsidiary in exchange for newly issued shares of common stock of the Consumer Products Subsidiary (valued at the market price per share), and (iii) the execution of certain "strategic alliance agreements" between the Company and the Consumer Products Subsidiary. In addition, the May 8, 1995 proposal provided that the Consumer Products Subsidiary could purchase additional shares of Common Stock in the market until it owned at least 51% of the outstanding shares of Common Stock on a fully diluted basis and that, if the Other Consumer Products Entity subsequently proposed a merger or similar transaction involving the Company, such transaction would require approval of the independent directors of the Company.

  Between May 8, 1995 and May 24, 1995, senior management and advisors of the Company had numerous meetings and phone conversations with representatives of the Other Consumer Products Entity concerning possible synergies between the Consumer Products Subsidiary and the Company, the structure of the proposed transaction between the Consumer Products Subsidiary and the Company, and the premium above the market price per share of the Common Stock to be paid by the Consumer Products Subsidiary. On May 24, 1995, senior management of the Company met with a representative of the Other Consumer Products Entity. At such meeting, the representative of the Other Consumer Products Entity proposed a revised two-step transaction structured along the same lines as had been discussed among senior management of the Company and representatives of the Other Consumer Products Entity. The first step was to consist of the purchase of 9,300,000 shares of newly issued Common Stock by the Consumer Products Subsidiary for $7.50 per share in cash and the execution of certain operational agreements. The second step was to consist of (i) the purchase of 8,900,000 newly issued shares of Common Stock by the Consumer Products Subsidiary for $8.25 per share in cash, (ii) the purchase of 38,000,000 newly issued shares of Common Stock (valued at $8.25 per share) by the Consumer Products Subsidiary in exchange for newly issued shares of common stock of the Consumer Products Subsidiary having an equivalent value (based on the market price per share),
(iii) an option, exercisable by either the Company or the Consumer Products Subsidiary upon certain conditions, providing for the exchange of the 38,000,000 shares of Common Stock to be purchased by the Consumer Products Subsidiary pursuant to clause (ii) above for the shares of common stock of the Consumer Products Subsidiary to be issued to the Company as consideration pursuant to such clause (ii), (iv) the issuance of warrants to purchase shares of Common Stock to the Consumer Products Subsidiary at a price to be determined by the parties, and (v) the lack of any limitation on additional acquisitions of shares of Common Stock by the Consumer Products Subsidiary. The Company responded to the May 24, 1995 proposal with a proposal with the same structure but providing for a price per share of Common Stock of $10.25 for the first step of the transaction and a value per share of Common Stock of $11.75 for each of the second steps of the transaction.

  Between May 24, 1995 and June 15, 1995, senior management of the Company and representatives of the Other Consumer Products Entity had several telephone conversations relating to their respective proposals. On June 15, 1995, the Company sent the Other Consumer Products Entity a letter proposing a revised transaction again consisting of two steps. In the first step there would be (i) the purchase by the Consumer Products Subsidiary of 9,300,000 newly issued shares of Common Stock at a purchase price of $9.00 per share in cash, and (ii) the execution of certain operational agreements between the Company and the Consumer Products Subsidiary. The second step would involve (i) the purchase by the Consumer Products Subsidiary of 10,600,000 newly issued shares of Common Stock at a purchase price of $11.00 per share in cash, (ii) the purchase by the Consumer Products Subsidiary of 36,300,000 newly issued shares of Common Stock (valued at $11.00 per share) in exchange for newly issued shares of common stock of the Consumer Products Subsidiary (valued at the market price per share), (iii) an option, exercisable by either the Company or the Consumer Products Subsidiary upon certain conditions, providing for the exchange of the 36,300,000 shares of Common Stock to be purchased by the Consumer Products Subsidiary pursuant to clause (ii) above for the shares of capital stock of the Consumer Products Subsidiary to be provided as consideration pursuant to such clause (ii), (iv) the issuance of warrants to purchase shares of Common Stock to the Consumer Products Subsidiary at a price to be agreed upon by the parties, and (v) the lack of any limitation on additional acquisitions of shares of Common Stock by the Consumer Products Subsidiary. The Company's June 15, 1995 proposal was not responded to by, and no further proposals were received from the Other Consumer Products Entity.

  None of the proposals received from the Other Consumer Products Entity involved payment to the Company's stockholders, and each such proposal was at a per share value less than the Offer Price (such per share value being determined by blending the per share value of the first step of each proposed transaction with the per share value to be received in the multiple second step transactions pursuant to each such proposal).

  On May 16, 1995, after the expiration of the two-week exclusivity period afforded to the Other Consumer Products Entity, Mr. Moschner spoke with Mr. Koo and advised him that the Company had been approached on an unsolicited basis by another entity (not identified to Mr. Koo) about a possible transaction that would involve a change of control of the Company and that because of the Company's long relationship with the Purchaser, Mr. Moschner wanted to inform Mr. Koo of that fact.

  On May 20 and May 22, 1995, certain executives of the Company met with certain executives of the Purchaser and representatives of its financial advisor, Salomon Brothers Inc. The Purchaser indicated that it would consider making a proposal to the Company concerning a possible investment in the Company, as well as proceeding with the joint venture.

  On May 23, 1995, the Executive Committee of the Company's Board met with Company executives, Merrill Lynch and the Company's legal advisors to review the status of negotiations with the Other Consumer Products Entity and the discussions with the Purchaser. The Executive Committee authorized discussions to continue with both parties and authorized Merrill Lynch to contact two "financial buyers" to ascertain their interest in a private equity investment. The two "financial buyers" contacted were recommended by Merrill Lynch as being the most promising of the limited number of "financial buyers" likely to have an interest in the Company. Both of the "financial buyers" contacted by Merrill Lynch executed confidentiality agreements containing "standstill" provisions precluding such entities from, among other things, acquiring, or agreeing, offering, seeking or proposing to acquire, directly or indirectly, shares of Common Stock without the Company's consent.

  On May 31, June 1 and June 2, 1995, the Purchaser and its legal and financial advisors met with various Company executives to discuss due diligence matters. Following these meetings, the Company was advised that the Purchaser would need several weeks before it could get back to the Company with any proposal. The Company advised the Purchaser of its desire to have a proposal before the Company's regularly scheduled board meeting on June 27, 1995.

  On June 20 and June 21, 1995, Mr. Moschner met with representatives of the two financial buyers contacted by Merrill Lynch in early June. The representatives of one of the entities indicated little interest in a transaction at that time. The representatives of the other entity indicated that they were unfamiliar with the consumer electronics industry and would require a lengthy review of the industry and the Company before they could decide whether they had any interest in a transaction involving the Company.

  On June 22, 1995, legal and financial advisors for both the Company and the Purchaser met to discuss the manner in which the Purchaser's proposal would be presented to the Company.

  On June 27, 1995, Mr. Pyong Won (Peter) Suh, Executive Vice President and Chief Technology Officer of the Purchaser, two other officers of the Purchaser, and representatives of Salomon Brothers Inc and the Purchaser's legal advisors appeared at a regular meeting of the Company's Board of Directors. Mr. Suh presented two alternative proposals--the first proposal being a tender offer by the Purchaser to the Company's stockholders for 17,863,000 shares of Common Stock at $10.00 per share in cash, the purchase of 7,882,000 shares of Common Stock from the Company at $7.875 per share in cash and the purchase of 10,118,000 shares of Common Stock from the Company at $10.00 per share in cash; the second proposal being the establishment of a joint venture to own the Melrose Park color picture tube plant in which the Purchaser agreed to pay the Company an aggregate of $150 million for its 49.9% ownership interest in the joint venture, of which $100 million would be contributed directly to the joint venture and the balance paid directly to the Company. In addition, under the joint venture proposal, the Purchaser would require a right of first refusal if the Company sought to license its name. Following a discussion with Merrill Lynch and the Company's legal advisors, the Board of Directors authorized the Company's officers to commence negotiations with the Purchaser concerning the first proposal. In giving this authorization, the Board of Directors recognized that the joint venture proposal did not provide stockholders of the Company with the opportunity to obtain cash from the Purchaser for a portion of their shares and that entering into a joint venture with respect to the Melrose Park color picture tube plant could discourage potential purchasers of the Company from seeking control of the Company or otherwise adversely affect a potential purchaser's valuation of the Company. The Board of Directors also considered Merrill Lynch's preliminary analysis and comparison of the two alternative proposals. The Board of Directors was advised that a number of material terms and conditions of the joint venture proposal had not been resolved and that the value attributed to the joint venture proposal by Merrill Lynch would vary depending on resolution of those issues. The Company then notified the Other Consumer Products Entity that its obligations under the standstill provisions contained in the April 28, 1995 confidentiality agreement were terminated as a result of negotiations and offered to provide updated financial information to the extent such entity continued to have an interest in pursuing discussions. No such information has been requested.

  Following the June 27 Board meeting, Mr. Moschner and Mr. Suh and their respective financial advisors met to discuss the terms of the Purchaser's proposal. On June 28, 1995, certain executives of the Company and of the Purchaser met to discuss the synergies that could be expected to result from a closer relationship between the Company and the Purchaser, including synergies relating to management of North American sales and marketing, consolidation of North American warehousing, order processing and distribution, globalization of the Company's brand name, globalization of the Company's Network Systems business, consolidation of North American manufacturing and sourcing of products, reduction of material costs, mutually beneficial commercial transactions between the Company and the Purchaser, product development and technology sharing, and the Company provided the Purchaser with updated financial information about the Company.

  On July 11, 1995, the Purchaser delivered a revised proposal to the Company wherein it proposed to make a tender offer to the Company's stockholders for 18,619,000 shares of Common Stock at $10.00 per share in cash and to purchase 16,500,000 shares of Common Stock from the Company for $10.00 per share in cash.

  On July 12, 1995, the Company's Board of Directors held a special meeting to consider the revised proposal. Following a presentation by Merrill Lynch, the Board authorized the Company's officers to commence the negotiation of a definitive agreement with the Purchaser. During the next several days, discussions were held on a range of legal issues, including, without limitation, the conditions to the consummation of the purchase of the Offer Shares and the issuance and sale of the Issue Shares and the exceptions to the representations and warranties and covenants of the Company contained in the Stock Purchase Agreement, and the terms and conditions of the definitive agreement were negotiated subject to approval by the Company's Board of Directors.

  On July 17, 1995, a special meeting of the Board of Directors was held at which the Board reviewed the definitive agreement in detail and also considered various factors, Merrill Lynch delivered its written opinion to the Board to the effect that, as of such date, the proposed consideration to be received by the Company and the stockholders in the Proposed Transaction, taken as a whole, is fair to the Company and such stockholders from a financial point of view, and the Board unanimously approved the terms of the Offer and the Purchaser's investment as described above. On the same day, following such Board approval, the Company and the Purchaser entered into the Stock Purchase Agreement and publicly announced their agreement. The Board was aware that Merrill Lynch became entitled to certain of the fees in connection with its engagement by the Company upon the consummation of such transactions.

  The "Contacts with the Company; Background of the Offer" section set forth above was supplied to the Purchaser by the Company and replaces Section 13-- "Contacts with the Company; Background of the Offer" in the Offer to Purchase.

RECENT DEVELOPMENTS

  The waiting period has expired under the Hart-Scott Rodino Antitrust Improvements Act of 1976 ("HSR Act") in connection with the Stock Purchase Agreement. The termination of the HSR Act waiting period satisfies one of the conditions to the Offer.

  The required filings pursuant to the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment") were delivered by the Purchaser and the Company and accepted by the Committee on Foreign Investment in the United States ("CFIUS") on September 7, 1995. On September 29, 1995, the Purchaser received a written request from CFIUS for additional information relating to the Company's high definition television technology. Notwithstanding this request, this condition to the Offer will be satisfied if CFIUS has not advised Purchaser and the Company prior to October 11, 1995 of the commencement of such an investigation.

  The Purchaser has made the required filings with the Bank of Korea and other instrumentalities of the Republic of Korea and is awaiting final approval of the Purchase of the Offer Shares and the Issue Shares by such entities.

LITIGATION RELATING TO THE OFFER

  On July 18, 1995, a purported stockholder class action suit was filed in the Court of Chancery of the State of Delaware in and for New Castle County against the Company, the members of the Board of Directors of the Company and the Purchaser (Horwits v. Beckner, et al., C.A. No. 14424). On July 27, 1995, the plaintiff filed an amended complaint (as so amended, the "Complaint"). The Complaint alleges that the Company's directors breached their fiduciary duties and failed to exercise loyalty, good faith, due care and complete disclosure toward the Company and the stockholders of the Company in connection with (i) the Company's 1995 annual meeting and (ii) the subsequent proposal by the Purchaser to acquire a controlling interest in the Company pursuant to the Proposed Transaction.

  The Complaint alleges that the Company's proxy statement for its 1995 annual meeting failed to disclose (i) discussions regarding a possible change of control transaction, (ii) the Company's retention of Merrill Lynch, (iii) the halting of a proposed public equity offering in April, 1995 and (iv) the amendment of agreements providing "change in control" benefits to certain of the Company's executives. In addition, the Complaint alleges that, in executing the Stock Purchase Agreement and recommending that the stockholders approve the Proposed Transaction, the Company's directors failed to adequately explore the availability of alternatives to maximize stockholder value or otherwise conduct a process to obtain the highest value reasonably available to stockholders in a sale of control. The Complaint alleges that the Company's Solicitation/Recommendation Statement on Schedule 14D-9, dated July 21, 1995 (the "Schedule 14D-9"), fails to disclose (i) material facts relating to Merrill Lynch's fairness opinion, (ii) the factual basis or rationale for the Company's management and financial advisors' views as to the unlikelihood of a superior transaction, (iii) the factual basis for the Company's Board of Directors' conclusion that alternative financing of a similar magnitude was not reasonably available and (iv) the basis for the Company's Board of Directors' apparent rejection of the Purchaser's June 27, 1995 joint venture proposal in favor of a sale of control. The Complaint alleges that the Purchaser's Tender Offer Statement on Schedule 14D-1 dated July 21, 1995 (the "Schedule 14D-1") and the Schedule 14D-9 also fail to disclose (i) a schedule of "change of control" payments required to be made, stock options which vest and shares of restricted Common Stock which vest in connection with the transaction, (ii) the structure, terms or timing of any proposals from the Purchaser prior to the two alternative proposals presented by the Purchaser on June 27, 1995, (iii) the terms and structure of the joint venture proposal made by the Purchaser on June 27, 1995, (iv) the structure, terms or timing of the proposed transaction or counter-proposal of the Other Consumer Products Entity or whether the counter-proposal was affirmatively rejected by the Other Consumer Products Entity and (v) the specific dates of certain developments regarding the Other Consumer Products Entity. The Complaint further alleges that the Purchaser aided and abetted the Company's directors' alleged breach of their fiduciary duties. The Complaint seeks (i) a declaration that the action may be maintained as a class action, (ii) a declaration that the Proposed Transaction is unfair, unjust and inequitable,
(iii) invalidation of the stockholder vote, including the election of directors, at the Company's 1995 annual meeting, (iv) invalidation of the Stock Purchase Agreement, (v) an order compelling the Company's directors to conduct a proper process to explore the availability of alternatives to maximize stockholder value and to disseminate completely all material information relating to the Proposed Transaction, (vi) to enjoin further steps necessary to accomplish or implement the Proposed Transaction, (vii) to compensate the plaintiff and members of the class for all losses and damages allegedly suffered and to be suffered by them and (viii) to award plaintiff costs, including reasonable attorneys', accountants' and experts' fees.

  On or about August 2, 1995, defendants agreed to proceed to provide plaintiff with discovery on an expedited basis which would permit plaintiff, if necessary, to seek preliminary injunctive relief prior to the Special Meeting from the Delaware Court of Chancery in connection with plaintiff's claims.

  On August 17, 1995, plaintiff filed a motion for preliminary injunctive relief seeking an order (i) invalidating the April 25, 1995 shareholder vote,
(ii) enjoining the Offer or any further action in connection with consummation of the Stock Purchase Agreement, (iii) enjoining the Special Meeting, (iv) invalidating the Stock Purchase Agreement, (v) enjoining the Company and the Board of Directors to disseminate complete disclosure of all material information, (vi) enjoining the Board of Directors to conduct a proper process to explore the availability of alternatives to maximize Company shareholder value.

  Commencing in August 1995 and continuing into September 1995, plaintiff's counsel conducted a review of tens-of-thousands of pages of documents from the Company, the Purchaser and certain third parties.

  Following meetings, discussions and negotiations among counsel for the Company and the Board of Directors and counsel for the plaintiff, on October 6, 1995, the Company, the Purchaser, the members of the Board of Directors, and the plaintiff entered a Memorandum of Understanding setting forth the terms of an agreement in principle to settle and terminate the litigation (the "Proposed Settlement").

Under the Proposed Settlement, the Company agreed to include certain additional information in the Proxy Statement that was not contained in the offer documents or the preliminary copies of the Proxy Statement which the Company filed with the Securities and Exchange Commission. In exchange for the Company's agreement to include these additional disclosures, the plaintiff agreed not to take any action to enjoin or take other legal action to prevent the stockholder vote on or consummation of the Proposed Transaction; to release any and all claims against the defendants, including all state and federal claims arising out of the events described in the Complaint; and to dismiss, with prejudice, the Complaint to effect termination of this litigation.

  The Proposed Settlement is expressly conditioned on (a) the parties' execution of a definitive Stipulation of Settlement; (b) the plaintiff's completion of certain discovery designed to confirm that the settlement is fair and reasonable and in the best interests of the Company's stockholders; (c) the court's certification of a class of the Company's stockholders during the period from March 23, 1995 through the date of the Special Meeting who do not exclude themselves from the class, for purposes of settlement only; (d) the court's preliminary and final approval of the settlement; and (e) the entry of a final judgment dismissing the litigation. The Company also has the right, in its sole discretion, to terminate the settlement if putative class members who collectively hold more than a specified total number of shares elect to opt out of the class.

  The Company, the members of the Board of Directors, and the Purchaser denied, and continue to deny, that they committed any violations of law or breaches of duty as alleged in the Complaint, but entered the Memorandum of Understanding and contemplate entering into the Stipulation of Settlement solely because the Proposed Settlement would eliminate the burden and expense of further litigation and would facilitate the consummation of the Proposed Transaction. In agreeing to disclose additional information, the Company does not admit the materiality of that information or that the materials previously filed with the Securities and Exchange Commission were in any way deficient. In connection with the Proposed Settlement, it is anticipated that counsel for the plaintiff will apply to the court for an aggregate award of attorneys' fees and expenses in an amount not to exceed $300,000. As a condition of settlement, the Company has agreed to pay plaintiff's counsel the amount awarded by the court. Before the Proposed Settlement is finally approved by the court, notice of the proposed terms and conditions of the settlement will be mailed to all members of any class certified by the court, who will be afforded an opportunity to opt out of and object to the settlement.

SOURCE AND AMOUNT OF FUNDS

  Although the Offer is being made solely by the Purchaser, the Purchaser will direct, pursuant to its rights under the Stock Purchase Agreement, that 80% of the Offer Shares and the Issue Shares purchased, if the transactions contemplated by the Stock Purchase Agreement are consummated, will be acquired by the Purchaser's majority owned subsidiary, LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon"). The total amount of funds required by the Purchaser to purchase the Offer Shares and the Issue Shares and to pay related fees and expenses will be approximately $360 million. The Purchaser will obtain 80% of such funds from LG Semicon for the 80% of the Offer Shares and the Issue Shares to be acquired by LG Semicon. The Purchaser expects to obtain the remaining 20% of the required funds from a new U.S. $70 million bank term loan facility. Of the funds to be provided by LG Semicon, approximately 25% will be from internal sources and approximately 75% is expected to be obtained from a new U.S. $210 million term loan facility. The terms of the term loan facilities have not been finalized. The Purchaser has not conditioned the Purchase of the Offer Shares or the Issue Shares on obtaining financing.

CERTAIN ADDITIONAL INFORMATION CONCERNING PURCHASER

  The following is certain financial information for the Purchaser for the six months ended June 30, 1995. The official accounting records of the Purchaser are maintained in Korean Won in accordance with the laws and regulations of the Republic of Korea. The financial data for the six months ended June 30, 1995 have been translated into U.S. Dollars at the rate of 758 Won per U.S. Dollar, which was the official rate on June 30, 1995.

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                       1995
                                                                  --------------
                                                                  (IN THOUSANDS
                                                                    OF U.S.$)
      Net Sales
        Domestic.................................................   $1,928,723
        Overseas.................................................    2,223,723
                                                                    ----------
          Total..................................................   $4,152,446
                                                                    ==========
      Operating Results
        Revenue..................................................   $4,298,207
        Expenses.................................................    4,186,985
        Net income...............................................       90,161
                                                                   AT JUNE 30,
                                                                       1995
                                                                  --------------
      Financial Position
        Total assets.............................................   $7,343,653
        Shareholders' equity.....................................    1,669,694

  The Offer to Purchase dated July 21, 1995 incorrectly stated that the Purchaser had net income in the year ended December 31, 1993, of U.S.$81,226,000. In fact, the Purchaser had net income of U.S.$81,227,000 in the year ended December 31, 1993.

  The information above should be read in connection with Section 11--Certain Information Concerning the Purchaser--of the Offer to Purchase.

CERTAIN INFORMATION CONCERNING LG SEMICON

  LG Semicon is a 54.1% owned subsidiary of the Purchaser with its principal offices at 1, Hyang- jeong-dong, Hungduk-gu, Cheongju, Chungchong Buk Do 360-481, Republic of Korea. LG Semicon changed its name from Goldstar Electron Co., Ltd. on February 1, 1995.

  LG Semicon is engaged in the manufacture and sale of semiconductor products. In terms of sales, LG Semicon ranked 20th in the world semiconductor market in 1994 with total sales of Won 1,415 billion (US$ 1,794 million) and had a market share of 1.64%. It is also the 7th largest Dynamic Random Access Memory ("DRAM") computer chip maker in the world with total DRAM computer chip sales of Won 1,097 billion (US$ 1,391) in 1994.

  Set forth below is a summary of certain financial data with respect to LG Semicon for its fiscal years ended December 31, 1994, December 31, 1993 and December 31, 1992, and for the six months ended June 30, 1995. The financial information set forth below was prepared in accordance with Korean generally accepted accounting principles ("Korean GAAP"), which differ in certain respects from United States generally accepted accounting principles. For example, under Korean GAAP, property, plant and equipment are recorded at cost, except for upward revaluation to give accounting recognition to some extent to the loss in purchasing power of the Korean Won. Such revaluation presents production facilities and buildings at their depreciated replacement cost and land at the prevailing market value, as of the effective date of the revaluation.

  Investment in a subsidiary over which LG Semicon has significant influence on the financial and operating decisions is reported at cost in conformity with accounting practices prevailing in the Republic of Korea. In accordance with generally accepted financial accounting standards in the Republic of Korea, neither consolidation of the subsidiary nor the equity method of accounting for a minority-owned company is applied in the financial statements of LG Semicon.

  The official accounting records of LG Semicon are maintained in Korean Won in accordance with the laws and regulations of the Republic of Korea. The financial data for LG Semicon fiscal years ended December 31, 1994, 1993 and 1992 and for the six months ended June 30, 1995, respectively, have been translated into U.S. Dollars at the respective rates of 789, 808, 788 and 758 Won per U.S. Dollar, which were the respective official rates on December 31, 1994, 1993 and 1992 and June 30, 1995.

                                            FISCAL YEARS ENDED
                                               DECEMBER 31,     SIX MONTHS ENDED
                                           --------------------     JUNE 30,
                                            1992   1993   1994        1995
                                           ------ ------ ------ ----------------
                                                  (IN MILLIONS OF U.S.$)
Net Sales................................. $  759 $1,085 $1,794      $1,408
  Overseas................................    703    995  1,626       1,280
  Domestic................................     56     87    160         128
Operating Results
  Revenue................................. $  783 $1,144 $1,872      $1,509
  Expenses................................    711  1,018  1,282         934
  Net income..............................     72    115    472         432
                                             AT DECEMBER 31,
                                           --------------------   AT JUNE 30,
                                            1992   1993   1994        1995
                                           ------ ------ ------ ----------------
Financial Position
  Total assets............................ $1,376 $1,513 $2,498      $3,536
  Shareholders' equity....................    275    381    846       1,294

Other

  The name, business address, present principal occupation or employment and citizenship of each of the executive officers of LG Semicon and each of the persons carrying out functions in LG Semicon similar to that of a director and/or executive officer in a United States corporation are set forth in Annex I hereto.

  Except as described in this Supplement (i) none of LG Semicon or, to the best knowledge of LG Semicon, any of the persons listed in Annex I hereto, or any associate or majority-owned subsidiary of LG Semicon or any of the persons so listed, beneficially owns any security of the Company or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and (ii) none of LG Semicon or, to the best knowledge of LG Semicon, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any security of the Company during the past 60 days.

PLANS FOR THE COMPANY

  The following identifies the Purchaser's designees to serve as directors of the Company. It is expected that Mr. Hun Jo Lee will serve as Chairman of the Board of the Company and Mr. Cha Hong (John) Koo will serve as the Chairman of the Executive Committee of the Board of the Company.

 NAME                 AGE                 BACKGROUND INFORMATION
 ----                 ---                 ----------------------
 Hun Jo Lee.......... 63  Chairman and Chief Executive Officer of LG
                          Electronics Inc. since 1994. Vice-Chairman and Chief
                          Executive Officer from 1993 to 1994. President and
                          Chief Executive Officer from 1989 to 1993.
 Cha Hong (John) Koo. 48  President of LG Electronics Inc. since 1995.
                          Executive Vice President from 1991 to 1994. Senior
                          Managing Director from 1988 to 1991.
 Yong Nam............ 47  Senior Officer of LG Electronics Inc. since 1993.
                          Officer from 1989 to 1993.
 Nam K. Woo.......... 46  President LG Electronics Inc., North American
                          Operations and LG Electronics U.S.A., Inc. since
                          January 1995. Managing Director of LG Electronics
                          Inc. since 1994. President of LG Electronics Inc.,
                          European Operations from 1989 to 1995.
 Ki-song Cho......... 45  Managing Director, Corporate Planning & Coordination,
                          LG Electronics Inc. since March 1995. Executive
                          Director, Strategic Planning Division, LG Electronics
                          Inc. from 1992 to 1995. Employed by the Strategic
                          Planning Division, LG Electronics Inc. from 1989 to
                          1992.
 Eugene B. Connolly.. 63  Chairman and Chief Executive Officer of USG
                          Corporation and employed in varying capacities with
                          USG Corporation and its affiliates since 1958. Member
                          of the Boards of Directors of USG Corporation, CGS
                          Inc., U.S. Can Corporation, the Pepper Companies,
                          Inc. and LaSalle National Bank. Advisory Board member
                          of Good Shepherd Hospital, J. L. Kellogg Graduate
                          School of Management, Northwestern University and
                          Indiana University School of Business. USG
                          Corporation implemented a "prepackaged" plan of
                          reorganization under federal bankruptcy laws on May
                          6, 1993.

                               ----------------


October 10, 1995                                             LG Electronics Inc.

                                    ANNEX I

                     INFORMATION RELATING TO DIRECTORS AND
                        EXECUTIVE OFFICERS OF LG SEMICON

  The following table set forth the names and addresses, present principal occupations or employment, and material occupations, positions, offices or employment during the last five years of the executive officers of LG Semicon and the persons carrying out functions in LG Semicon similar to those of a director in a United States corporation. Unless otherwise indicated, all occupations, offices or positions of employment listed opposite an individual's name are or were with LG Semicon. All of the persons listed below are citizens of the Republic of Korea. The address of each of the persons listed below is 1, Hyangjeong-dong, Hungduk-gu, Cheongju, Chungchong Buk Do 360-481, Republic of Korea.

 NAME AND BUSINESS ADDRESS             PRINCIPAL OCCUPATION OR EMPLOYMENT
 -------------------------             ----------------------------------
 Ja-Hak Koo..........      Chairman and Chief Executive Officer of LG Semicon since
                           1989. Mr. Koo has also been employed as Chairman and
                           Chief Executive Officer of LG Construction Co., Ltd. and
                           LG Engineering Co., Ltd. since 1995.
 Hun Jo Lee..........      Executive Director of LG Semicon since 1990. Chairman and
                           Chief Executive Officer of LG Electronics Inc. since
                           1994. Vice Chairman and Chief Executive Officer of LG
                           Electronics Inc. from 1993 to 1994. President and Chief
                           Executive Officer of LG Electronics Inc. from 1989 to
                           1993.
 Cha Hong (John) Koo.      Executive Director of LG Semicon since 1991. President of
                           LG Electronics Inc. since 1995. Executive Vice President
                           of LG Electronics Inc. from 1991 to 1994. Senior Managing
                           Director of LG Electronics Inc. from 1988 to 1991.
 Chung-Hwan Mun......      President and Chief Executive Officer of LG Semicon since
                           1989.
 Jang-Ho Chung.......      Executive Director of LG Semicon since 1991. President of
                           LG Information & Communications, Ltd. since 1990.
 Suk-Joo Shim........      Vice President of LG Semicon since 1995. Prior to that,
                           Mr. Shim had been employed by LG Construction Co., Ltd.
                           as Vice President since 1989.
 Byeong-Don Sun......      Vice President of LG Semicon since 1992. Mr. Sun has been
                           employed by LG Semicon in varying capacities since 1989.
 Kwang-Sun Baek......      Senior Managing Director of LG Semicon since 1995. Mr.
                           Baek has been employed by LG Semicon in varying
                           capacities since 1989.
 Young-Pyo Bae.......      Executive Director--Planning & Finance of LG Semicon
                           since 1993. Mr. Bae has been employed by LG Semicon as
                           Director since 1993. Prior to that, Mr. Bae had been
                           employed by LG Electronics Inc. since 1989.
 Byung-Sung Lee......      Statutory Auditor of LG Semicon since 1995. Prior to
                           that, Mr. Lee had been employed by LG Electronics Inc. in
                           varying capacities since 1976.
 Byung-Chul Jung.....      Statutory Auditor of LG Semicon since 1994. Prior to
                           that, Mr. Jung had been employed by LG Semicon in varying
                           capacities since 1989.
 Yu-Sik Kang.........      Senior Managing Director of LG Semicon and President of
                           LG Semicon America Inc. ("LGSA") since 1995. Mr. Kang has
                           been employed by LGSA as Executive Director and President
                           since 1991. Prior to that, Mr. Kang had been employed by
                           LG Semicon in varying capacities since 1990.
 Min-Sung Choi.......      Managing Director of LG Semicon and Head of Technology
                           Lab since 1995. Mr. Choi has been employed by LG Semicon
                           in varying capacities since 1990.

 NAME AND BUSINESS ADDRESS             PRINCIPAL OCCUPATION OR EMPLOYMENT
 -------------------------             ----------------------------------
 Hee-Gook Lee.....         Managing Director of LG Semicon and Head of ULSI Lab
                           since 1995. Mr. Lee has been employed by LG Semicon in
                           varying capacities since 1990.
 Jae-Sun Kim......         Managing Director of LG Semicon and President of LGS--
                           Japan since 1990. Mr. Kim has been employed by LG Semicon
                           in varying capacities since 1990.
 Choon-Kyung Kim..         Managing Director of LG Semicon and Head of DACTR since
                           1995. Mr. Kim has been employed by LG Semicon in varying
                           capacities since 1990.
 Dae-Ho Song......         Managing Director of LG Semicon and Head of Manufacturing
                           Technology Center since 1995. Mr. Song has been employed
                           by LG Semicon in varying capacities since 1990.
 Whee-Kook Cho....         Managing Director--Micom Business of LG Semicon since
                           1995. Mr. Cho has been employed by LG Semicon in varying
                           capacities since 1990.
 Moon-Woong Oh....         Executive Director--Administration of LG Semicon since
                           1991. Mr. Oh has been employed by LG Semicon in varying
                           capacities since 1990.
 Chung-Sei Yun....         Executive Director--Personnel & General Affairs of LG
                           Semicon since 1991. Mr. Yun has been employed by LG
                           Semicon in varying capacities since 1990.
 Jae-Chang Choe...         Executive Director--Worldwide Marketing & Trade Affairs
                           of LG Semicon since 1993. Mr. Choe has been employed by
                           LG Semicon in varying capacities since 1990.
 Sun H. Choi......         Executive Director--R&D Planning of LG Semicon since
                           1994. Mr. Choi has been employed by LG Semicon in varying
                           capacities since 1990.
 Hyoung-Joon Chun.         Executive Director--Manufacturing of LG Semicon since
                           1995. Mr. Chun has been employed by LG Semicon in varying
                           capacities since 1990.
 Duck-Ki Lee......         Executive Director--Package R&D of LG Semicon since 1994.
                           Mr. Lee has been employed by LG Semicon in varying
                           capacities since 1990.
 Yang-Kyu Kim.....         Executive Director--Domestic Sales & Marketing of LG
                           Semicon since 1995. Mr. Kim has been employed by LG
                           Semicon in varying capacities since 1990.
 Jae-Koo Ro.......         Executive Director--Human Resources of LG Semicon since
                           1995. Mr. Ro has been employed by LG Semicon in varying
                           capacities since 1990.
 Dong-Chan Kim....         Executive Director--MICRO Manufacturing of LG Semicon
                           since 1995. Mr. Kim has been employed by LG Semicon in
                           varying capacities since 1990.
 Ja-Min Goo.......         Executive Director of LG Semicon and President of LG
                           Semicon H.K., Ltd. since 1995. Mr. Goo has been employed
                           by LG Semicon in varying capacities since 1990.
 Jeong-Mo Hwang...         Executive Director--ULSI Lab of LG Semicon since 1995.
                           Mr. Hwang has been employed by LG Semicon in varying
                           capacities since 1990.
 Chul-Ho Lim......         Executive Director--ASIC Group of LG Semicon since 1994.
                           Mr. Lim has been employed by LG Semicon in varying
                           capacities since 1990.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder in the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

         By Mail:                By Facsimile           By Hand or Overnight
                                Transmission:                 Courier:



    Tender & Exchange
        Department              (For Eligible            Tender & Exchange
      P.O. Box 11248          Institutions Only)             Department
  Church Street Station         (212) 815-6213           101 Barclay Street
 New York, NY 10286-1248                                Receive and Deliver
                             Confirm Facsimile by              Window
                                  Telephone:             New York, NY 10286

                           (For Confirmation Only)
                                (800) 507-9357

                               ----------------

  Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, this Supplement and the Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                      LOGO

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         Call Toll Free (800) 322-2885

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON BROTHERS INC

                                8700 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8478
                                 (call collect)